

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2017

Kelvyn H. Cullimore
Chief Executive Officer
Dynatronics Corporation
7030 Park Centre Dr.
Cottonwood Heights, UT 84121

> **Re:** **Dynatronics Corporation**
> **Registration Statement on Form S-3**
> **Filed April 14, 2017**
> **File No. 333-217322**

Dear Mr. Cullimore:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Soares at (202) 551-3580 with any questions.

Sincerely,

/s/ Brian Soares for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Kevin Pinegar, Esq.
Durham Jones & Pinegar, P.C.